                                                                     Exhibit 2.3


                         EAGLE-PICHER INDUSTRIES, INC.
                SIGNIFICANT ASSUMPTIONS FOR FINANCIAL PROJECTIONS


For purposes of developing the Plan of Reorganization (the "Plan") and evaluating its feasibility, the following financial projections were prepared. These financial projections reflect the Debtors' estimate of their expected consolidated financial position, results of operations and cash flows. Accordingly, the projections reflect Management's judgment, as of the date of this Disclosure Statement, of expected future operating and business conditions, which are subject to change.

All estimates and assumptions shown within the projections were developed by Management. The assumptions disclosed herein are those that Management believes to be significant to the projections. Although the Debtors are of the opinion that these assumptions are reasonable in the circumstances, such assumptions are subject to significant uncertainties, such as the cyclical nature of the automotive industry. There will be differences between projected and actual results because events and circumstances frequently do not occur as expected. Further, such assumptions may be affected by other events and circumstances outside of the Debtors' control. Consequently, actual financial results could vary significantly from projected results.

THE PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY THE DEBTORS OR ANY OTHER PERSON AS TO THE ACCURACY OF THE PROJECTIONS OR THAT THE PROJECTIONS WILL BE REALIZED.

The financial projections were prepared by the Debtors; they have not been audited or reviewed by independent accountants. The significant assumptions used in the preparation of the financial projections are stated below.

THE FINANCIAL PROJECTIONS, INCLUDING THE UNDERLYING ASSUMPTIONS, SHOULD BE CAREFULLY REVIEWED IN EVALUATING THE PLAN.

It is projected that the Debtors will emerge from chapter 11 November 30, 1996 (the "Effective Date"). The reorganization will be accounted for in accordance with the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7").

The projections included herein are:

1. Pro Forma Consolidated Balance Sheet of Reorganized Eagle-Picher as of the Effective Date which reflects the projected accounting effects of the Plan's consummation and of "fresh start" accounting as promulgated by SOP 90-7.

2. Projected Consolidated Balance Sheets of Reorganized Eagle- Picher as of the Effective Date and November 30 for each of the years from 1997 through 2001.

3. Projected Consolidated Statements of Income of Reorganized Eagle-Picher for each of the six fiscal years in the period ended November 30, 2001.

4. Projected Consolidated Statements of Cash Flow of Reorganized Eagle-Picher for each of the six fiscal years in the period ended November 30, 2001.

5. Projected Capital Structure of Reorganized Eagle-Picher as of the Effective Date.

The projections have been prepared on the basis of generally accepted accounting principles consistent with those currently utilized by Eagle-Picher in the preparation of its consolidated financial statements except as noted in the following assumptions. The projections should be read in conjunction with the significant assumptions, qualifications and notes set forth below and with the audited consolidated financial statements for the fiscal year ended November 30, 1995 contained in the 1995 Annual Report included in Exhibit C.

WHILE MANAGEMENT BELIEVES THE ASSUMPTIONS UNDERLYING THE PROJECTED FINANCIAL INFORMATION, WHEN CONSIDERED ON AN OVERALL BASIS, ARE REASONABLE IN LIGHT OF CURRENT CIRCUMSTANCES AND EXPECTATIONS, NO ASSURANCE CAN BE GIVEN THAT THE PROJECTIONS WILL BE REALIZED.

A.   GENERAL ASSUMPTIONS

The sales volumes of many of the Debtors' operations fluctuate with general economic cycles. In the interest of presenting a balanced view of their prospects, the Debtors have assumed that there will be an economic recession in 1998.

Other factors considered in formulating the projections are discussed below:

Automotive Segment
------------------

The Debtors' automotive operations serve the automotive industry worldwide as a tier one supplier to the original equipment manufacturers or as a supplier to other manufacturers that supply automotive manufacturers with component parts or assemblies. Major factors considered in developing the projections for the Automotive Segment include:

1.   Automotive industry production in North America in 1995 was approximately
     15.3 million units of passenger cars, vans, utility vehicles and light trucks. A new record of 15.7 million units was reached in 1994, surpassing the record of 15.1 million units in 1978.

2. Projections for 1996 and 1997 assume North American automotive production levels will be relatively flat.

3. The effects of the cyclical recession projected in 1998 are comparable to those of the last two downturns of the automotive industry.

4. Economic recovery will begin in 1999 moving toward record automotive production worldwide by 2000.

5. The Debtors will achieve broader market penetration of their products, particularly in the light truck, van, and sport utility vehicle segment of the automotive market.

6. A new facility will be constructed in Tennessee in 1997 to produce transmission pumps for Nissan vehicles.

6. There will be increased emphasis on growth opportunities within the European automotive market. Production of precision machined automotive parts will begin in a new facility in England in 1997.

7. The intense pricing pressure from the automotive manufacturers will continue and, on occasion, Eagle-Picher will be unable to recover cost increases from customers on a timely basis.

Machinery Segment
-----------------

The Debtors' operations in the Machinery Segment manufacture several lines of earth moving, material handling and other industrial machinery and equipment, components for a wide range of capital goods and systems and components for aerospace and commercial aviation markets as well as the defense industry. Specific factors considered in developing the projections of the Machinery Segment include:

1. The U.S. Government will continue to cut defense spending. However, significant operations of the Debtors are more dependent on certain portions of the defense budget which are less subject to funding cuts than other areas.

2. The level of worldwide commercial and industrial activity will decline with the projected economic recession in 1998 and will begin recovery thereafter.

3. Government and commercial aerospace spending, particularly in the communication satellite area, will remain healthy over the next several years.

Industrial Segment
------------------

The Debtors' operations in the Industrial Segment can be characterized as serving niche markets where they enjoy a position of market leadership based on technical capabilities, proprietary advantages, manufacturing know-how or marketing skills. These operations generally are not impacted by fluctuations of the general economy. Specific factors considered in developing the projections for the Industrial Segment include:

1. Recent historic trends in the performance of individual product lines were analyzed to develop these projections.

2. Opportunities exist in certain niche markets where the Debtors have a specific competitive advantage.

3. Since the demand for the Industrial products is not impacted by economic fluctuations, these products are characterized as being somewhat "recession proof."

4. In 1997, construction will be completed and production will begin at a new $14 million facility which will process diatomaceous earth products, primarily for export markets.

B.   DISTRIBUTIONS UNDER THE PLAN

Cash, debt securities and common stock of Reorganized Eagle-Picher will be distributed pursuant to the Plan.

Cash Distributions
------------------
The Debtors expect to distribute cash on the Effective Date as follows:

     a) Approximately $11.2 million will be distributed with respect to Priority Claims, Convenience Claims, certain Secured Claims and certain Administrative Expenses;

     b) Assuming the class of asbestos property damage claimants votes to approve the Plan, $3.0 million will be used to establish a Qualified Settlement Fund which will be responsible for satisfying asbestos property damage claims (the "PD Trust").

     c) Approximately $91.0 million will be distributed with respect to the PI Trust and other unsecured creditors.

Debt Securities
---------------
It is anticipated that existing secured debt of Eagle-Picher approximating $7.3 million will be restructured. Such indebtedness will bear 10% interest and, for the most part, be repaid in installments. An existing $10 million secured industrial revenue bond financing is expected to be reinstated. In addition, debt securities, as described below, will be issued on the Effective Date:

     a) Tax Refund Notes in the anticipated principal amount of $68.9 million. It is assumed that these notes will mature on May 31, 1997 based on the assumed Effective Date of November 30, 1996.

     b) Divestiture Notes in the principal amount of $50 million which will mature three years after the Effective Date. These Divestiture Notes will be redeemed in the event the Debtors consummate major asset sales.

     c) Senior Unsecured Sinking Fund Debentures ("Debentures") in the principal amount of $250 million, which will mature 10 years after the Effective Date. The Debentures will have a mandatory sinking fund of $20 million per year on each of the third through ninth anniversaries of the Effective Date with a final maturity of $110 million.

     The assumed interest rates for each of the foregoing is set forth in Section C below.

Common Stock
------------
Common stock of the Reorganized Eagle-Picher will also be issued pursuant to the Plan. Based on, among other things, its analysis of the projections, the market value of securities of other companies serving similar markets and their capitalization rates, the Debtors' financial advisors, McDonald & Company Securities, Inc. ("McDonald & Co."), have calculated that the residual value of such common stock is $341.8 million.

The stockholders' existing Eagle-Picher Common Stock will not receive any distribution under the Plan, and their equity will be canceled.

Pursuant to the Plan, the holders of Unsecured Claims and Environmental Claims will receive 50% of their distribution value in Divestiture Notes and 50% cash.

The PI Trust will receive the balance of the cash and Divestiture Notes as consideration, as well as the entire issues of the Tax Refund Notes and the Debentures and all of the common stock of the Reorganized Eagle-Picher.

C.   OTHER SPECIFIC ASSUMPTIONS

Cash
----
It is assumed interest of 5% will be earned on cash balances exceeding $15 million. It is also assumed Eagle-Picher will have a line of credit available to it for certain letters of credit and, if necessary, working capital and operating needs. Any borrowings on this line of credit will carry an interest rate of 8%. For these purposes,no borrowings were assumed.

Property, Plant and Equipment
-----------------------------
To adjust net property, plant and equipment to an estimate of its fair value in accordance with the fresh-start accounting provisions of SOP 90-7, Eagle-Picher plans to review its property, plant and equipment and obtain appraisals to determine what revisions, if any, should be made to individual accounts. Since the appraisal process is not yet complete, $40 million is an estimate used for purposes of the projections. The actual adjustment at the Effective Date could be higher or lower. Any adjustment to this allocation would have no impact on cash flow.

For purposes of this projection, the fair value adjustment of the property, plant and equipment is to be amortized over eight years, which approximates the estimated remaining useful life of the assets. However, actual amortization periods used at the Effective Date could be shorter or longer.

Reorganization Goodwill
-----------------------
In accordance with SOP 90-7, the reorganization value in excess of amounts allocable to identifiable assets is an intangible asset. The amortization period of this intangible asset is assumed for these purposes to be 7 years, but the actual amortization period utilized at the Effective Date could be shorter or longer. This item has no tax or cash flow implications.

Debt
----
The Tax Refund Notes, the Divestiture Notes and the Debentures will bear interest at a rate these debt securities should bear in order to have a market value of 100% of their principal amount on the Effective Date. For purposes of these projections, it is assumed that such interest rates would be 6.5% for the Tax Refund Notes, 9% for the Divestiture Notes and 10% for the Debentures.

All payments of principal are assumed to be made on the anniversary of the Effective Date and interest will be paid semiannually, unless otherwise specified.

It is assumed the the Tax Refund Notes will be repaid when the tax refund is received, approximately May 31, 1997.

For these purposes, it was assumed the Divestiture Notes will be repaid by their maturity date.

It is assumed that sinking fund payments on the Debentures will be made as scheduled throughout the projections.

Income Taxes
------------
It is assumed that Eagle-Picher will receive tax deductions for cash and the value of stock distributed to the PI Trust upon such distribution. With respect to Debt Securities distributed to the PI Trust, deductions are received as the Debt Securities are repaid or refunded. These deductions will result in substantial tax net operating losses.

An income tax receivable of $68.9 million will result from the carryback of tax net operating losses to years in which income is available for carryback. Assuming the Effective Date is November 30, 1996, the refund will be received approximately May 31, 1997.

A deferred income tax asset results from tax net operating losses and deferred deductions available to offset income tax payments in future years. General business credit carryforwards have been ignored, since it is expected that they will expire unutilized. For purposes of these projections, it is assumed that all other tax benefits are available upon the Effective Date and no valuation allowance is necessary.

A statutory federal income tax rate of 35% is assumed throughout the projection period. The differences between the statutory and the effective tax rates for the projection period are due primarily to the amortization of the reorganization gain, depletion deductions and foreign and state taxes. Due to the large tax net operating loss carryforward, the Debtor's current Federal tax liability will be limited to alternative minimum taxes, which are anticipated to be minimal.

Liabilities Subject to Compromise
---------------------------------
Liabilities Subject to Compromise will be discharged at the Effective Date. This will result in a gain for forgiveness of debt. This, along with the establishment of the deferred taxes and reorganization gain will offset the retained deficit.

EAGLE-PICHER INDUSTRIES, INC.
Pro Forma Consolidated Balance Sheet
November 30, 1996
(in thousands-unaudited)



                                  Before           Reorganization         After
                               Reorganization       Adjustments       Reorganization

Cash                           $120,624            ($105,168)(1)            $15,456

Escrow cash                       5,125                4,200 (2)              9,325

Accts receivable, net           124,300               (1,100)(2)            123,200

Inventories, net                 90,000               12,400 (2,3)          102,400

Income tax receivable              -                  68,900 (4)             68,900

Prepaid expenses                 11,500                  (50) (2)            11,450
                             -------------------------------------------------------
 Total current assets           351,549              (20,818)               330,731

 Property, plant &
  equipment, net                166,618               38,700 (2,5)          205,318

Deferred income taxes            79,124               63,835 (4)            142,959

Reorganization goodwil             -                 120,961 (6)            120,961

Other assets                     34,000               (4,000)(7)             30,000
                             ------------------------------------------------------
 Total assets                  $631,291             $198,678               $829,969
                             ======================================================

Accounts payable                $38,000                 (700)(2)            $37,300

Accr. liabilities                38,000               (4,831)(1,2)           33,169

Short-term debt                    -                  68,900 (8)             68,900

Secured debt - current            1,493                 (265)(1)              1,228

New debt-current                   -                                           -

Income tax payable                4,500                                       4,500
                             ------------------------------------------------------
 Total current liab.             81,993               63,104                145,097

Secured debt                     16,440                 (375)(1)             16,065

New debt-10                        -                 250,000 (8)            250,000

New debt-3 year                    -                  50,000 (8)             50,000

Other long-term liabilities      27,000                                      27,000

Liabilities subject to
 compromise                   2,159,131           (2,159,131)(8)               -

Equity                       (1,653,273)           1,995,080 (9)            341,807
                             -----------------------------------------------------
 Total liab. & equity          $631,291             $198,678               $829,969
                             ======================================================

                          EAGLE-PICHER INDUSTRIES, INC.
                  NOTES TO PRO-FORMA CONSOLIDATED BALANCE SHEET

1. Cash projected to be paid at the Effective Date of the Plan includes distributions with respect to Priority Claims, Convenience Claims, certain Secured Claims and Administrative Expenses of approximately $11.2 million, the Asbestos Property Damage Claim of $3.0 million, and approximately $91.0 million to be distributed to the unsecured creditors and the PI Trust.

2. To reflect the sale of the Fabricon Products Division for $4.2 million, which approximates the book value of the assets. The proceeds will be deposited to an Escrow Cash account, which is held for the purpose of repaying the Divestiture Notes due November 30, 1999. The proceeds from the sale of the Orthane Division, which took place in early 1996, are also included in the Escrow cash account.

3. To adjust inventory to its approximated fair value through elimination of the LIFO reserve. Inventory will continue to be calculated on the LIFO method for tax purposes, which results in a deferred tax liability. For purposes of this statement, this has been treated as a reduction of deferred tax assets existing at the Effective Date.

4. Eagle-Picher will receive tax deductions for cash and the value of equity securities contributed to the PI Trust. An income tax receivable of $68.9 million will result from carryback of losses to years with available income. Additional deferred income tax assets of $85.9 million result from net operating losses and deferred deductions available to offset income tax payments in future years. For purposes of these projections, it was assumed that all tax benefits, other than general business credit carryforwards, are available upon the Effective Date and no valuation allowance is necessary. General business credit carryforwards were ignored because they are expected to expire unutilized.

5. To adjust net property, plant and equipment to an estimate of its fair value in accordance with the fresh-start accounting provisions of SOP 90-7. Since the appraisal process is not yet complete, $40 million is an estimate used for purposes of the projections.

6. To record reorganization value in excess of amounts allocable to identifiable assets in accordance with SOP 90-7.

7. To write off existing goodwill of approximately $12.0 million. This is offset by a $8.0 million increase to the prepaid pension asset to the amount by which the plan assets exceed the projected benefit obligations.

8. To record the discharge of Liabilities Subject to Compromise through the distribution pursuant to the Plan of debt securities, common stock, and the cash previously mentioned in Note 1. This will result in a gain for forgiveness of debt.

     a) Eagle-Picher witll issue Tax Refund Notes in the principal amount of $68.9 million.

     b) Eagle-Picher will issue three-year Divestiture Notes in the principal amount of $50 million.

     c) Eagle-Picher will issue Senior Unsecured Sinking Fund Debentures in the principal amount of $250 million.

     d) New Eagle-Picher Common Stock with an estimated value of $341.8 million will be issued. Existing Eagle-Picher Common Stock will be canceled and the holders thereof will receive no distribution.

9. To eliminate the retained deficit and record the new equity of Eagle-Picher.

EAGLE-PICHER INDUSTRIES, INC.
Projected Consolidated Balance Sheets
As of November 30 unless otherwise noted
(in thousands-unaudited)


                                     Adjusted                     Reorganized Company
                             ---------------------  ----------------------------------------------------------
                                 1996     1996        1997        1998        1999        2000         2001

Cash                          $120,624    $15,458     $26,014     $60,580     $26,116     $46,887      $83,337

Escrow cash                      5,125      9,325       9,925      10,575        -           -           -

Accts receivable, net          124,300    123,200     136,100     133,100     138,600     146,100      153,100

Inventories, net                90,000    102,800      96,800      95,800      97,300      98,800       99,800

Income tax receivable             -        68,900        -           -           -            -           -

Prepaid expenses                11,500     11,450      10,800      10,800      12,800      13,800       14,300
                             ---------------------   ---------------------------------------------------------
 Total current assets          351,549    330,731     279,639     310,855     274,816     305,587      350,537

Property, plant &
 equipment, net                166,618    205,318     219,318     210,918     206,118     199,918      192,318

Deferred income taxes           79,124    142,959     133,934     127,980     119,036     105,371       87,226

Reorganization goodwill           -       120,961     103,681      86,401      69,121      51,841       34,561

Other assets                    34,000     30,000      27,500      26,000      27,000      27,500       28,000
                             ---------------------   ---------------------------------------------------------
 Total assets                 $631,291   $829,291    $764,072    $762,154    $696,091    $690,217     $692,642
                             =====================   =========================================================

Accounts payable               $38,000    $37,300     $37,500     $38,000     $39,000     $39,500      $40,000

Accr. liabilities               38,000     33,169      34,169      34,169      34,669      34,669       35,169

Short-term debt                   -        68,900        -           -           -           -            -

Secured debt-current             1,493      1,228       1,463       1,608       1,768       1,145           80

New debt-current                  -          -           -         70,000      20,000      20,000       20,000

Income tax payable               4,500      4,500       4,500       4,500       4,500       4,500        4,500
                             ---------------------   ---------------------------------------------------------
 Total current liab.            81,993    145,097      77,632     148,277      99,937      99,814       99,749

Secured debt                    16,440     16,065      14,602      12,994      11,226      10,080       10,000

New debt-10 year                  -       250,000     250,000     230,000     210,000     190,000      170,000

New debt-3 year                   -        50,000      50,000        -           -            -           -

Other long-term liabilities     27,000     27,000      26,500      26,500      26,000      26,000       25,500

Liabilities subject to
 compromise                  2,159,131       -           -           -           -             -           -

Equity                      (1,653,273)   341,807     345,338     344,383     348,928     364,323      387,393
                           -----------------------   ---------------------------------------------------------
 Total liab. & equity         $631,291   $829,969    $764,072    $762,154    $696,091    $690,217     $692,642
                           =======================   =========================================================

EAGLE-PICHER INDUSTRIES, INC.
Projected Consolidated Statements of Income
Fiscal Years Ended November 30
(in thousands-unaudited)


                                                                    Regorganized Company
                            -----------   --------------------------------------------------------------------------
                               1996          1997           1998           1999            2000             2001

Net Sales                     $889,249       $931,200       $885,700       $941,700      $1,006,700      $1,060,700

Operating Costs and Expenses
 Cost of products sold         743,529        775,150        740,250        785,200         837,400         882,000
 Selling and administrative     84,000         85,000         85,000         86,500          88,000          89,000
                            -----------   --------------------------------------------------------------------------
                               827,529        860,150        825,250        871,700         925,400         971,000
                            -----------   --------------------------------------------------------------------------
Operating Income                61,720         71,050         60,450         70,000          81,300          89,700

Amortizaton:
 Reorganization asset             -           (17,280)      (17,280)        (17,280)        (17,280)        (17,280)
 Property, plant and equipment
  adjustment                      -            (5,000)       (5,000)         (5,000)         (5,000)         (5,000)

Interest expense                (2,000)       (33,639)      (31,225)        (31,275)        (24,425)        (22,250)
Interest income                    500          1,600         2,600           1,700             700           2,200
Other income (expense)         502,515           -             -               -               -               -
Reorganization items            (1,300)          -             -               -               -               -
                            -----------   --------------------------------------------------------------------------
 Income before income taxes
  and non-recurring item       561,435         16,731         9,545          18,145          35,295          47,370

Income taxes                     3,400         13,200        10,500          13,600          19,900          24,300
                            -----------   --------------------------------------------------------------------------

 Income before non-
  recurring item               558,035          3,531          (955)          4,545          15,395          23,070

Gain on discharge of debt    1,503,085           -             -               -               -               -
Fresh start adjustments        149,911           -             -               -               -               -
                            -----------   --------------------------------------------------------------------------
 Net income                  2,211,031          3,531          (955)          4,545          15,395          23,070
                            ===========   ==========================================================================



EAGLE-PICHER INDUSTRIES, INC.
Projected Consolidated Statements of Cash Flows
Fiscal Years Ended November 30
(in thousands-unaudited)


                                                                  Reorganized Company
                                  -----------   ----------------------------------------------------------------------
                                    1996         1997          1998           1999           2000            2001

Operating Cash:
 Net income                        2,211,031      3,531           (955)          4,545         15,395         23,070

Reduction of asbestos liability     (502,511)      -              -               -              -              -

Gain on discharge of debt         (1,503,085)      -              -               -              -              -

Fresh start adjustments             (149,911)      -              -               -              -              -

Depreciation & amortization           31,200     53,280         55,680          57,080         58,480         59,880

Deferred taxes                       (16,300)     9,025          5,954           8,944         13,665         18,145

Working capital                        6,488     (3,450)         6,000          (9,000)       (10,000)        (8,500)

Income tax refunds                     4,402     68,900           -               -              -              -
                                  -----------   ----------------------------------------------------------------------
 Operating cash                       81,314    131,286         66,679          61,569         77,540         92,595

Investing Cash:

 Capital expenditures                (42,000)   (50,000)       (30,000)        (35,000)       (35,000)       (35,000)

Financing Cash:

 Escrow activity                      (9,325)      (600)          (650)         10,575           -              -

 Short-term borrowings                  -       (68,900)          -               -              -              -

 Repayments                           (2,695)    (1,228)        (1,463)        (71,608)       (21,769)       (21,145)
                                  -----------   ----------------------------------------------------------------------
  Financing cash                     (12,020)   (70,728)        (2,113)        (61,033)       (21,769)       (21,145)

Cash Payments Pursuant
 to the Plan                        (105,168)      -              -               -              -              -

  Increase (decease) in cash         (77,874)    10,558         34,566         (34,464)        20,771         36,450

Beginning cash balance                93,330     15,456         26,014          60,580         26,116         46,887
                                  -----------   ----------------------------------------------------------------------
                                      15,456     26,014         60,580          26,116         46,887         83,337
                                  ===========   ======================================================================


                         EAGLE-PICHER INDUSTRIES, INC.
                         -----------------------------

                          CALCULATION OF EQUITY VALUE
                               November 30, 1996


Total Value Of Estate*                                 $819.0 million

        Less:   Cash Distributed                         91.0
                Secured Debt                             17.3
                Tax Refund Notes                         68.9
                Divestiture Notes                        50.0
                Debentures                              250.0
                                                      --------

          Value of Equity                              $341.8 million

* Excludes Priority Claims and Remaining Expenses of Administration

                                 Value               Percentage

Secured Notes                    $17.3                   2.4 %
Tax Refund Notes                  68.9                   9.5
Divestiture Notes                 50.0                   6.9
Debentures                       250.0                  34.3
Common Equity                    341.8                  47.0
                               --------               --------

                                $728.0                $100.0 %

                          EAGLE-PICHER INDUSTRIES, INC.
                              LIQUIDATION ANALYSIS

The Liquidation Analysis reflects the Debtors' estimate of the proceeds that would be realized if the Debtors were to be liquidated under chapter 7 of the Bankruptcy Code. Underlying the Liquidation Analysis are a number of estimates and assumptions that, although developed and considered reasonable by Management, are inherently subject to significant business, economic and competitive uncertainties and contingencies beyond the control of the Debtors and their Management, and upon assumptions with respect to the liquidation decisions which could be subject to change. THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF THE DEBTORS WOULD UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.

For the purposes of preparing the Liquidation Analysis, the liquidation was assumed to commence on December 1, 1996 and the sales of the Operating Businesses (as defined below) were assumed to be completed within six months of that date. At that point, on May 31, 1997 (the "Liquidation Distribution Date"), distributions would be made to unsecured creditors. Any funds received subsequent to the Liquidation Distribution Date would be applied to separate accounts set up to fund the Debtors' liabilities for workers' compensation, postretirement benefits and indemnification liabilities resulting from the sales of the Operating Businesses. Depending on actual circumstances, the six-month sale and liquidation period ("Liquidation Period") could be significantly longer or, while the Debtors believe it highly unlikely, shorter.

The Debtors have assumed, for purposes of making distributions to the PI Trust, in the Liquidation Analysis, that the aggregate value of Asbestos Personal Injury Claims and Lead Personal Injury Claims that would be allowed in a chapter 7 case is equal to the $2.5 billion that was ruled to be the aggregate value by the Bankruptcy Court. The Debtors also have assumed, in the Liquidation Analysis, that in a chapter 7 case the value of the Environmental Claims addressed in the Environmental Settlement Agreement would be as reflected therein. There can be no assurance that the EPA, the DOI, and the states listed therein would agree to the liquidated amounts of their claims set forth in the Environmental Settlement Agreement in the context of a chapter 7 liquidation.

The following notes describe the significant assumptions used in the Liquidation Analysis.

A.   ESTIMATED LIQUIDATION PROCEEDS

The businesses of the Debtors are conducted through various subsidiaries and divisions (the "Operating Businesses"). For

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purposes of the Liquidation Analysis, it is assumed that the assets of the subsidiaries and divisions would be sold on a going concern basis. It is believed that the sales of the Operating Businesses on a going concern basis would result in greater proceeds than liquidating the assets of the Operating Businesses themselves. There can be no assurance, however, that any such going concern sales could be consummated. The Debtors' financial advisors, McDonald & Co., estimated the potential proceeds from such dispositions of the Operating Businesses.

The following information and factors, not listed in any order of importance, were, among others, considered by McDonald & Co. in estimating the proceeds which might be received from the sale of the Operating Businesses:

     1) The historical financial statements, relevant historical operating information and projected financial operating performance of the Operating Businesses;

     2) Market valuations of public companies in the same or similar businesses as the Operating Businesses;

     3) The product lines, manufacturing expertise, operating advantages and disadvantages of the Operating Businesses;

     4) The limited base of potential buyers for certain Operating Businesses;

     5) The potential impact of a chapter 7 proceeding upon the Operating Businesses themselves and upon potential buyers' pricing strategies;

     6) The relatively short period of time in which the sales of the Operating Businesses would take place; and

     7) The point in the economic cycle in which the sales of the Operating Businesses would take place.

General economic conditions as well as current conditions in the Operating Business' industries were also considered in estimating the liquidation proceeds. However, significant uncertainties exist, such as the cyclical nature of the automotive industry and the political nature of defense funding. Just as these items could have an adverse effect on sales and operating income, they could also adversely affect the price which could be realized in the short-term from the dispositions of Operating Businesses depending on the timing of these dispositions.

Transaction costs on the sales of the Operating Businesses were estimated to be 5% of the gross proceeds.

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For purposes of the Liquidation Analysis, it has been assumed that all subsidiary and division level employees will be retained by the buyers of the respective Operating Businesses. In the event of actual sale, it is likely that substantial employee severance costs would reduce sale proceeds.

B.   NOTES RECEIVABLE

Eagle-Picher is holding several notes receivable received as partial consideration for the sale of assets previously consummated. Those that are due after the Liquidation Distribution Date would be used to fund the indemnification liability resulting from the sales of the Operating Businesses.

C.   INCOME TAXES

Sale of the Operating Businesses will trigger taxable gains for Eagle-Picher, and Eagle-Picher will receive tax deductions for cash paid to unsecured creditors on the Liquidation Distribution Date. The resulting tax net operating loss will be fully absorbed by carryback to years in which income is available for carryback, resulting in income tax refunds of $62.2 million. Since these refunds will not be available until after the Liquidation Distribution Date, they will be assigned to the accounts for Indemnification. The present value of such refunds is $56.6 million.

Since Eagle-Picher will cease to exist under this scenario, the tax benefit for deferred deductions for workers' compensation, postretirement benefits and indemnification liabilities will expire.

D.   CLAIMS AND EXPENSES PAID AT THE EFFECTIVE DATE

Under the Liquidation Analysis, it has been assumed that all Administrative Expenses (including expenses of a chapter 7 trustee and any related professional fees) and Priority Claims aggregating $9.4 million are paid in full. It is also assumed that Secured Claims totaling $19.7 million are repaid in full from proceeds of the collateral securing such sums.

E.   ASBESTOS PROPERTY DAMAGE CLAIMS

It has been assumed that the Court values Asbestos Property Damage Claims in the aggregate approximate amount of $12.0 million.

F.   CASHFLOW FROM OPERATIONS DURING THE LIQUIDATION PERIOD

The Debtors estimate that there will be a decrease in cash from operations of approximately $5 million resulting from adverse effects of a chapter 7 situation. Interest income expected to be

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earned on excess cash held during the Liquidation Period is included in this estimate.

G.   OVERHEAD COSTS OF LIQUIDATION

It has been assumed that overhead costs of a liquidation, including severance costs associated with general office personnel, will approximate $8 million. Terminations would take place as reduction of properties permitted.

H.   WORKERS' COMPENSATION OBLIGATIONS

The Debtors estimate workers' compensation obligations to be approximately $20 million. This includes existing liabilities and liabilities that will not be assumed by buyers when the Operating Businesses are sold. The Debtors have assumed that any buyer of an Operating Business would not assume any obligations for workers' compensation claims for injuries occurring prior to the date a sale of the Operating Business is consummated.

I.   PENSION AND POSTRETIREMENT BENEFIT OBLIGATIONS

The Debtors currently make health care and life insurance benefits available to certain retired employees on a limited basis. In most cases, retirees are required to contribute to the cost of their health insurance coverage. These benefits are funded on a pay-as- you-go basis. For purposes of this Liquidation Analysis, it has been assumed that the Debtors' policy would be amended to exclude current active employees from this benefit. Therefore, the Debtors would be liable only for the portion of this liability relating to current retirees and those eligible for retirement.

The pension plans are currently over funded. It is unlikely, however, that there would be excess funds available to the Debtors in the event of a liquidation after transfers of pension assets and related liabilities were made to pension plans of buyers of the Operating Businesses.

J.   CANCELLATION OF LEASE OBLIGATIONS

It has been assumed that the Debtors will be liable for claims associated with the cancellation of certain lease obligations, primarily that of the General Office in Cincinnati, Ohio. It has also been assumed that the leases of operating plants would be assumed by buyers of the respective Operating Businesses.

K.   INDEMNIFICATION OF THE SALE OF THE OPERATING BUSINESSES

It has been assumed that the buyer of any Operating Business would require certain amounts held in escrow for the indemnification of existing and potential liabilities at the date of the sale. Potential indemnification items include environmental liabilities

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and warranty obligations for incidents occurring prior to the date the Operating
Businesses were sold.

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EAGLE-PICHER INDUSTRIES, INC.
Liquidation Proceeds Computation
as of November 30, 1996
(in thousands-unaudited)



LIQUIDATION PROCEEDS:

Proceeds form asset sales                              $540,000
   Less transaction costs                               (27,000)
                                                      ----------
   Net liquidation proceeds                             513,000

Add: Cash and cash equivalents                          125,700
     Notes receivable and other investments               7,500
     Present value of tax refunds receivable             56,600
                                                      ----------
  Cash available                                        702,800

Less distributions:
  Priority claims                                         3,000
  Administrative expenses                                 6,400
  Secured claims                                         19,700
  After-tax net decrease in cash from operations
   during six-month disposition period                    5,000
  Corporate payroll and overhead costs of
   liquidation                                            8,000
  Worker's compensation obligation                       20,000
  Postretirement benefit obligation                      13,700
  Cancelation of lease obligations                          700
  Indemnification resulting from disposition
   of businesses                                         50,000
                                                       ---------
  Total distributions                                   126,500
                                                       ---------

  Net estimated liquidation proceeds available
   to unsecured creditors                              $576,300
                                                       =========

PAYMENT OF PREPETITION UNSECURED CLAIMS:

                                                                           Percentage
                                            Claims            Proceeds      Recovery
                                          -----------        -----------    -------------
Asbestos and lead personal injury claims  $2,502,511           $541,059             22%
Unsecured claims                             150,999             32,647             22%
Abestos property damage claims                12,000              2,594             22%
Equity interests                                   0                  0              0%


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